Exhibit 11.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands, except per share amounts)

						Eleven
						Months
	Twelve Months Ended					Ended
	2016	2015	2014	2013	2012	2015
		(Unaudited) (Recast)
Computation of Earnings Per Share - Basic

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	$116,951	$127,895	$165,029	$169,125	$112,032	$96,665
Earnings (Loss) from Dis- continued Operations Attrib- utable to Esterline, Net of Tax	(15,266)	(40,319)	(62,611)	(4,391)	503	(37,053)

Net Earnings Attributable to Esterline	$101,685	$87,576	$102,418	$164,734	$112,535	$59,612

Weighted Average Number of Shares Outstanding	29,490	30,729	31,840	31,173	30,749	30,729

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$3.97	$4.16	$5.19	$5.42	$3.64	$3.15
Discontinued Operations	(0.52)	(1.31)	(1.97)	(0.14)	0.02	(1.21)
Earnings (Loss) Per Share - Basic	$3.45	$2.85	$3.22	$5.28	$3.66	$1.94

Computation of Earnings Per Share - Diluted

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	$116,951	$127,895	$165,029	$169,125	$112,032	$96,665
Earnings (Loss) from Dis- continued Operations Attrib- utable to Esterline, Net of Tax	(15,266)	(40,319)	(62,611)	(4,391)	503	(37,053)

Net Earnings Attributable to Esterline	$101,685	$87,576	$102,418	$164,734	$112,535	$59,612

Weighted Average Number of Shares Outstanding	29,490	30,729	31,840	31,173	30,749	30,729
Net Shares Assumed to be Issued for Stock Options and RSUs	274	486	608	565	533	486
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,764	31,215	32,448	31,738	31,282	31,215

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$3.93	$4.10	$5.09	$5.33	$3.58	$3.10
Discontinued Operations	(0.51)	(1.29)	(1.93)	(0.14)	0.02	(1.19)
Earnings (Loss) Per Share - Diluted	$3.42	$2.81	$3.16	$5.19	$3.60	$1.91